Exhibit 99.1

Qudian Inc. Announces Repurchase Right Notification for 1.00%

Convertible Senior Notes due 2026

XIAMEN, China, June 3, 2022 /PRNewswire/ — Qudian Inc. (“Qudian” or the “Company”) (NYSE: QD), a consumer-oriented technology company in China, today announced that it is notifying holders of its 1.00% Convertible Senior Notes due 2026 (CUSIP No. 747798AB2) (the “Notes”) that pursuant to the Indenture dated as of July 1, 2019 (the “Indenture”) relating to the Notes by and between the Company and Deutsche Bank Trust Company Americas, as trustee, each holder has the right, at the option of such holder, to require the Company to repurchase all of such holder’s Notes or any portion thereof that is an integral multiple of US$1,000 principal amount for cash on July 1, 2022 (the “Repurchase Right”). The Repurchase Right expires at 5:00 p.m., New York City time, on Thursday, June 30, 2022.

The Repurchase Right entitles each holder of the Notes to require the Company to repurchase all of such holder’s Notes or any portion thereof that is an integral multiple of US$1,000 principal amount. The repurchase price for such Notes will be equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, July 1, 2022, which is the date specified for repurchase in the Indenture (the “Repurchase Date”), subject to the terms and conditions of the Indenture and the Notes. The Repurchase Date is an interest payment date under the terms of the Indenture and the Notes. Accordingly, on July 1, 2022, the Company will pay accrued and unpaid interest on all of the Notes through June 30, 2022 to all holders who were holders of record as of 5:00 p.m., New York City time, on Wednesday, June 15, 2022, regardless of whether the Repurchase Right is exercised with respect to such Notes. On the Repurchase Date, there will be no accrued and unpaid interest on the Notes. As of May 31, 2022, there was US$47,500,000 in aggregate principal amount of the Notes outstanding. If all outstanding Notes are surrendered for repurchase through the exercise of the Repurchase Right, the aggregate cash purchase price will be US$47,500,000.

The opportunity for holders of the Notes to exercise the Repurchase Right commences at 9:00 a.m., New York City time, on Thursday, June 2, 2022, and will terminate at 5:00 p.m., New York City time, on Thursday, June 30, 2022. In order to exercise the Repurchase Right, a holder must follow the procedures set forth in the Company’s Notice of Optional Repurchase Right to holders (the “Repurchase Right Notice”), which is available through Deutsche Bank Trust Company Americas. Holders may withdraw any previously surrendered Notes pursuant to the terms of the Repurchase Right Notice at any time prior to 5:00 p.m., New York City time, on Thursday, June 30, 2022, or as otherwise provided by applicable law.

This press release is for information only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of an offer to sell the Notes or any other securities of the Company. The Notes may be repurchased only in accordance with the Company’s Repurchase Right Notice dated June 2, 2022 and related documents. None of the Company, its board of directors or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising the Repurchase Right.

Holders of the Notes should refer to the Indenture for a complete description of repurchase procedures and direct any questions concerning the mechanics of repurchase to the trustee by contacting Reorganization Unit, Deutsche Bank Trust Company Americas (Email: db.reorg@db.com). Holders of Notes may request the Company’s Repurchase Right Notice from the paying agent at 5022 Gate Parkway, Mail Stop: JCK01-0218, Jacksonville, Florida, 32256 USA, Attention: Reorganization Unit, Deutsche Bank Trust Company Americas, or db.reorg@db.com.

HOLDERS OF NOTES AND OTHER INTERESTED PARTIES ARE URGED TO READ THE COMPANY’S REPURCHASE RIGHT NOTICE BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE REPURCHASE RIGHT.

About Qudian Inc.

Qudian Inc. (“Qudian”) is a consumer-oriented technology company in China. The Company historically focused on providing credit solutions to consumers. The Company is exploring innovative consumer products and services to satisfy Chinese consumers’ fundamental and daily needs by leveraging its technology capabilities. In March 2022, it launched a ready-to-cook meal business catering to working-class consumers in China.

For more information, please visit https://ir.qudian.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contains forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its products; Qudian’s expectations regarding keeping and strengthening its relationships with customers, business partners and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qudian Inc.

IR team

Tel: +86-592-596-8208

E-mail: ir@qudian.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: qudian@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qudian@tpg-ir.com

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